# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Chatham Lodging Trust, CIK 0001476045
CUSIP: 16208T102
Title of class of securities: Common Shares of Beneficial Interest, $0.01 par value
Address of issuer's principal executive offices: 222 Lakeview Avenue, Suite 200, West Palm Beach, Florida (FL), 33401
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001054587

## Reporting persons
- Sculptor Real Estate Advisors LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Sculptor Real Estate Advisors LP ("Sculptor RE") a Delaware limited partnership, is the principal investment manager to a number of private funds and discretionary accounts (collectively, the "Accounts").
- Sculptor Real Estate GP LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Sculptor Real Estate GP LLC ("Sculptor RE GP"), a Delaware limited liability company is the general partner of Sculptor RE.
- Sculptor Capital Holding Corp: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Sculptor Capital Holding Corporation ("SCHC"), a Delaware corporation, serves as the general partner of Sculptor.
- Sculptor Capital LP: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Sculptor Capital LP ("Sculptor"), a Delaware limited partnership is the sole shareholder of Sculptor RE GP.
- Sculptor Capital Management, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Sculptor Capital Management, Inc. ("SCU"), a Delaware limited liability company, is a holding company that is the sole shareholder of SCHC and the ultimate parent company of Sculptor.
- Sculptor Real Estate Fund V, LP: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Sculptor Real Estate Fund V, LP is a Cayman Islands company. Sculptor RE is the investment adviser to Sculptor Real Estate Fund V, LP.

## Item 1. Issuer
Name of issuer: Chatham Lodging Trust
Address of issuer's principal executive offices: 222 Lakeview Avenue, Suite 200, West Palm Beach, FL 33401

## Item 2. Person Filing
Name of person filing: Sculptor Capital LP
Address of principal business office or, if none, residence: 9 West 57th Street, 40th Floor, New York, NY 10019
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Sculptor RE serves as the principal investment manager to the Accounts and thus may be deemed beneficial owner of the Common Shares in the Accounts managed by Sculptor RE. Sculptor RE GP serves as the sole general partner of Sculptor RE and is wholly owned by Sculptor and thus Sculptor RE GP and Sculptor may be deemed beneficial owners of the Common Shares reported in this Schedule 13G. SCHC serves as the sole general partner of Sculptor. As such, SCHC may be deemed to control Sculptor and, therefore, may be deemed to be the beneficial owners of the Common Shares reported in this Schedule 13G. SCU is the sole shareholder of SCHC, and, for purposes of this Schedule 13G, may be deemed a beneficial owner of the Common Shares reported herein.

In accordance with SEC Release No. 34-39538 (January 12, 1998) (the "Release"), this Schedule 13G reflects the securities beneficially owned, or deemed to be beneficially owned, by certain business units (collectively, the "Reporting Business Units") of Sculptor and its subsidiaries and affiliates. It does not include securities, if any, beneficially owned by other business units whose beneficial ownership of securities are disaggregated from that of the Reporting Business Units in accordance with the Release.

The percentages reported in this Schedule 13G have been calculated based on 46,565,614 Common Shares of Beneficial Interest outstanding, as set forth in the Issuer's 10-Q filed August 4th, 2026.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 6

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Sculptor Real Estate Advisors LP: /s/ Wayne Cohen, Wayne Cohen / President (08/14/2026)
- Sculptor Real Estate GP LLC: /s/ Wayne Cohen, Wayne Cohen / President (08/14/2026)
- Sculptor Capital Holding Corp: /s/ Wayne Cohen, Wayne Cohen / President (08/14/2026)
- Sculptor Capital LP: /s/ Wayne Cohen, Wayne Cohen / President (08/14/2026)
- Sculptor Capital Management, Inc.: /s/ Wayne Cohen, Wayne Cohen / President (08/14/2026)
- Sculptor Real Estate Fund V, LP: /s/ Wayne Cohen, Wayne Cohen / President (08/14/2026)